Exhibit 99.1

Draganfly to Showcase First Responder Drone Technology at the 2023 Texas Emergency Management Conference

Los Angeles, CA. May 25, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will be featured at the 2023 Texas Emergency Management Conference. The conference will be held at the Fort Worth Convention Center in Fort Worth, Texas, from May 30 to June 2, 2023.

The Texas Emergency Management Conference connects over 3,000 elected officials, first responders, emergency managers, and decision-makers from across the U.S. Attendees can participate in key workshops and check out innovative products and services from various organizations.

Draganfly will showcase its Drone as First Responder (“DFR”), Heavy Lift, and Commander 3 XL Drone platforms and Vital Intelligence Smart Vital technology.

Draganfly’s Heavy Lift Drone is a versatile, industrial, multirotor unmanned aerial vehicle (UAV) designed to lift more and fly further. Capable of automated missions and manual flight operations, Draganfly’s heavy-duty, robust UAV has a payload lift capacity of 67 pounds and up to 55 minutes of flight time.

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones can drop and winch-down systems to transport up to 22lb of payload. It performs extremely well in light rain and snow.

Draganfly’s Smart Vital Intelligence technology can utilize cameras on its drones, kiosks, or mobile devices to provide real-time health insights in seconds. Vital Intelligence’s algorithm extracts data from an RGB video feed to measure biometric data and share the human experience and wellness insights. That data is shared on an easy-to-read dashboard so users can leverage that information in real time.

“We are proud of Draganfly’s firsthand experience in providing innovative tech solutions during emergencies, medical crises, and disaster response scenarios,” said Cameron Chell, President and CEO of Draganfly. “We are thrilled to be back at the Texas Emergency Management Conference to demonstrate how our cutting-edge drone solutions can significantly assist emergency teams in reducing response durations, enhancing situational comprehension, and achieving greater operational effectiveness.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company showcasing its products at the 2023 Texas Emergency Management Conference. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.